Simpson Thacher & Bartlett LLP

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Direct Dial Number +1-650-251-5060	E-mail Address rcapelouto@stblaw.com

March 11, 2016

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE, Mail Stop 4561

Washington, DC 20549

Attention: Maryse Mills-Apenteng, Esq.

Re:	Denali Holding Inc.

Amendment No. 1 to Registration Statement on Form S-4

Filed February 12, 2016

File No. 333-208524

EMC Corporation

Revised Preliminary Proxy Statement on Schedule 14A

Filed February 12, 2016

File No. 001-09853

Ladies and Gentlemen:

Denali Holding Inc. (the “Company”) hereby submits its responses to the Commission staff’s comments on the above-referenced submission (the “registration statement”) contained in the staff’s letter to the Company dated March 4, 2016. The Company has responded to all of the staff’s comments. The staff’s comments are duplicated below in italicized text. The Company’s responses are set forth in plain text immediately following the applicable comment.

The Company has also revised the registration statement in response to the staff’s comments, and is filing concurrently with this letter amendment no. 2 to the registration statement, which reflects these revisions and generally updates the information contained therein. The Company also is providing supplementally to the staff copies of amendment no. 2 to the registration statement marked to show all changes to the submission made on February 12, 2016.

Denali Holding Inc.’s Amendment No. 1 to Registration Statement on Form S-4

General

1.	In your response to prior comment 2, you state that you intend to provide in your quarterly and annual reports unaudited financial information that will show the attribution of Denali’s assets, liabilities, revenue and expenses to the Class V Group. Please provide us with a sample of such financial information as of December 31, 2015.

Securities and Exchange Commission

March 11, 2016

Response: In response to the staff’s comment, the Company advises the staff that after the closing of the transaction, the Company intends to provide in its quarterly and annual reports a reconciliation of VMware’s income as disclosed in the Company’s segment reporting footnote to net income attributable to the Class V Group. The Company is still in the process of determining the components of the performance metric that will be used in its segment reporting post-acquisition; for the purposes of the supplemental information provided below the Company has used VMware’s income as disclosed in EMC’s historical segment disclosure as a proxy for VMware’s income expected to be disclosed in the Company’s segment reporting.

The Company also intends to provide comparative balance sheet information that will correspond to the periods presented in the related quarterly or annual report. This balance sheet information will include total assets and liabilities attributed to the Class V Group as well as a reconciliation of total net assets attributed to the Class V Group to the Class V stockholders’ allocated interest in the Class V Group. Furthermore, the Company intends to narratively describe any changes in the attribution of Denali assets/liabilities to the Class V Group in its supplemental financial information; for the purposes of this sample disclosure the Company has assumed no change in the attribution for the period presented.

The sample of the attribution of Denali’s revenues, expenses, assets, and liabilities to the Class V Group as of December 31, 2015 is provided below:

(in millions)	VMware Virtual Infrastructure within EMC Fiscal Year Ended December 31, 2015	Adjustments / Eliminations (1)	Pro Forma Class V Group Fiscal Year Ended January 29, 2016 (1)(2)
Revenue:
Products	$2,723	$(3)	$2,720
Services, including software related	3,902	(51)	3,851

Total revenue	6,625	(54)	6,571
Cost of revenues	845	173	1,018

Gross margin	5,780	(227)	5,553
Operating expenses:		—
Selling, general, and administrative	2,606	444	3,050
Research, development, and engineering	1,066	240	1,306

Total operating expenses	3,672	684	4,356

Operating income (loss)	2,108	(911)	1,197
Interest and other income (expense), net	34	(18)	16

Income before income taxes	2,142	(929)	1,213
Income tax provision	398	(182)	216

Class V Group net income	1,744	(747)	997

Securities and Exchange Commission

March 11, 2016

(in millions)	VMware Virtual Infrastructure within EMC Fiscal Year Ended December 31, 2015	Adjustments / Eliminations (1)	Pro Forma Class V Group Fiscal Year Ended January 29, 2016 (1)(2)
Net income (loss) attributable to non-controlling interests	(324)		(191)

Class V Group income attributable to Denali	1,420		806
Class V tracking share percentage of Denali’s economic interest in VMware			65%

Net income attributable to Class V stockholders			524

(1)	Pro forma Class V Group net income represents EMC’s VMware segment net income adjusted to include unallocated costs, and to include intercompany profit for transactions between EMC and VMware. Pro forma Class V Group net income is equal to VMware net income as reported in its public filings with the SEC. Purchase accounting or other adjustments arising from the merger and cost allocations from the DHI Group are not included.
(2)	As Denali’s fiscal year end differs from EMC’s fiscal year end, for the purposes of this disclosure all pro forma Denali information is presented using Denali’s fiscal year end of January 29, 2016.

Balance Sheet Information:	Class V Group as of January 29, 2016 (1)
Total assets (1)(2)	15,746
Total liabilities (1)(2)	7,823

Total net assets	7,923

Less: non-controlling interests (3)	(1,482)
Less: DHI Group’s retained interest in Class V Group (4)(5)	(2,254)

Class V stockholders’ allocated interest in Class V Group (5)	4,187

(1)	Represent VMware’s unadjusted assets/liabilities as of December 31, 2015 as reported in its annual report on Form 10-K. As Denali’s fiscal year end differs from EMC’s fiscal year end, for the purposes of this disclosure all Denali information is presented using Denali’s fiscal year end of January 29, 2016.
(2)	There have been no changes to the attribution of assets/liabilities between the Class V Group and DHI Group in the current period.
(3)	Reflects EMC’s ownership interest of 81.3% of VMware’s outstanding common shares as of December 31, 2015.
(4)	Reflects the DHI Group’s 35% retained interest in the Class V Group.
(5)	Holders of DHI Group common stock and Class V Common Stock will be stockholders of a single company and subject to all risks associated with an investment in Denali and all of Denali’s businesses, assets and liabilities. The DHI Group common stock and the Class V Common Stock will not represent ownership interests in either group and will not entitle the holders of the stock to any special rights to receive specific assets of either group.

Questions and Answers

Summary of Certain Material Terms of the Merger and the Class V Common Stock, page 1

2.	Given the level of detail provided in response to prior comment 1, investors may not readily understand the most significant terms of the transaction. Please revise to summarize more succinctly the terms of the merger transaction most critical to EMC shareholders, particularly the characteristics of the Class V Common Stock, with cross-references to more detailed discussion elsewhere in the filing.

Securities and Exchange Commission

March 11, 2016

Response: In response to the staff’s comment, the Company has revised the disclosure on pages 1 through 4 of the amended registration statement.

3.	You state that the value of the Class V Common Stock is uncertain. However, elsewhere you refer to an implied value of the Class V Common Stock based on the market price of the VMware Class A common stock. Please state clearly at the forefront of the summary that there may not be a direct correlation in the potential market price of Class V Common Stock to the market price of VMware Class A common stock, and shareholders should not rely on the market value of the VMware Class A common stock to value to the Class V Common Stock. Because you use the market value of the VMware Class A common stock to assign an implied value, discuss the decline in VMware’s market value since October 7, 2015. Also inform shareholders that tracking stocks often trade at a discount to the estimated value of the assets or business being tracked. Consider including a cross-reference to the first risk factor on page 47.

Response: In response to the staff’s comment, the Company has revised the disclosure on pages 1 through 4 and 5 of the amended registration statement.

4.	Please disclose that while businesses, assets and liabilities may be allocated to either the DHI Group or the Class V Group, no group is a separate legal entity, and therefore, no group can own assets. As discussed elsewhere, state clearly that holders of Class V Common Stock will have no direct claim to the businesses, assets and liabilities allocated to the Class V Group. This comment also applies to your disclosure under “Description of Denali Capital Stock Following the Merger” on page 35.

Response: In response to the staff’s comment, the Company has revised the disclosure on pages 1 through 4 and 35 of the amended registration statement.

5.	Please clarify whether Denali may reallocate assets and liabilities such that the Class V Group may no longer include the VMware business or include only a portion of the VMware business.

Response: In response to the staff’s comment, the Company has revised the disclosure on pages 1 through 4 of the amended registration statement.

6.	You state that upon conversion from Class V Common Stock to Class C Common Stock, stockholders of Class V Common Stock would hold one of four series of DHI Group common stock, which would then represent common equity interests in the business and operations of Denali as a whole. Please revise to avoid the implication that holders of Class V Common Stock do not have equity interests in the business and operation of Denali as a whole while the tracking stock structure is in place.

Response: In response to the staff’s comment, the Company has revised the disclosure on pages 1 through 4, 70 and 300 of the amended registration statement.

7.	On page 297, you indicate that the approximately 343 million shares of Class V Common Stock “authorized to be issued” under the Denali certificate initially will have a one-to-one relationship to the number of shares of VMware common stock currently owned by EMC. However, you state here and elsewhere that the approximately 223 million shares of Class V Common Stock “to be issued initially” will have the same one-to-one relationship. Please explain.

Securities and Exchange Commission

March 11, 2016

Response: In response to the staff’s comment, the Company has revised the disclosure on pages 2, 5, 15, 23, 156 and 287 of the amended registration statement.

Questions and Answers Regarding the Merger and the Special Meeting, page 5

General

8.	Please consider adding a question and answer addressing how the relative economic interests of the holders of Class V Common Stock and the holders of the DHI Group common stock in the Class V Group can change.

Response: In response to the staff’s comment, the Company has revised the disclosure on page 18 of the amended registration statement.

Q: What are your expectations about how the market price of the Class V Common Stock will correlate with the performance of the economic interest in the VMware business it is intended to track or with the market price of the VMware Class A common stock?, page 6

9.	Your revised disclosure states that you expect the different characteristics between the Class V Common Stock and the VMware Class A common stock to affect their respective market prices in distinct ways. Please also state that there may be no direct correlation between the market prices of VMware Class A common stock and Class V Common Stock, as disclosed in your initial filing.

Response: In response to the staff’s comment, the Company has revised the disclosure on page 5 of the amended registration statement.

10.	Please disclose that tracking stocks often trade at a discount to the estimated value of the assets or business being tracked. Consider whether additional risk factor disclosure is necessary.

Response: In response to the staff’s comment, the Company has revised the disclosure on pages 1 through 4, 5 and 65 of the amended registration statement.

Q: What are the material U.S. federal income tax consequences of the merger to EMC shareholders?, page 12

11.	Please provide an initial statement that the tax treatment of the merger and the Class V Common Stock is uncertain.

Response: In response to the staff’s comment, the Company has revised the disclosure on pages 11 and 28 of the amended registration statement.

12.	Please revise to remove the assumption that the exchange of shares of EMC common stock for common stock of Denali qualifies as an exchange described in Section 351 of the Internal Revenue Code. For additional guidance, please see Section III.C.3 of Staff Legal Bulletin No. 19.

Response: In response to the staff’s comment, the Company has revised the disclosure on pages 11 and 28 of the amended registration statement.

Securities and Exchange Commission

March 11, 2016

Questions and Answers Regarding Denali’s Proposed Tracking Stock Structure

Q: How are Denali’s interests aligned with the interests of the holders of the Class V Common Stock?, page 16

13.	It appears from your diagram on page 2 that 100% of the VMware common stock owned by Denali at the completion of the merger is attributed to the Class V Group. However, your disclosure here indicates that 35% of the VMware common stock is not attributed to the Class V Group. Please revise to resolve this apparent inconsistency.

Response: In response to the staff’s comment, the Company has revised the disclosure on page 15 of the amended registration statement.

Q: How liquid will the Class V Common Stock be?, page 19

14.	Please explain how the current public float of VMware common stock is relevant to the potential liquidity of the Class V Common Stock.

Response: In response to the staff’s comment, the Company has revised the disclosure on page 18 of the amended registration statement.

Q: How common is tracking stock? Do other tracking stocks exist? When was the last time a tracking stock was issued?, page 20

15.	We note your response to prior comment 8. Please disclose the unique nature of the Class V Common Stock, as it is intended to track the performance of an economic interest in a publicly-traded company, which according to Evercore appears to be the first of this kind.

Response: In response to the staff’s comment, the Company has revised the disclosure on page 19 of the amended registration statement.

Summary

Termination Fees Under the Merger Agreement, page 33

16.	Please clarify whether Denali will be obligated to pay a reverse termination fee if the merger agreement is terminated by EMC solely as a result of Denali’s failure to obtain the debt financing.

Response: In response to the staff’s comment, the Company has revised the disclosure on pages 34 and 265 of the amended registration statement.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Denali

Non-GAAP Financial Measures, page 96

17.	We note from your response to prior comment 21 that the non-GAAP adjustments for the “impact of purchasing accounting” include the amortization of fair value adjustments related to deferred revenue, deferred profit and inventory. Please enhance your disclosures to explain further why you believe including these adjustments in your non-GAAP measures facilitates a more meaningful evaluation of your current operating performance and comparison to your past operating performance and why presenting these measures provides useful information to your investors. Similar revisions should be made to your discussion of adjusted EBITDA.

Securities and Exchange Commission

March 11, 2016

Response: In response to the staff’s comment, the Company has revised the disclosure on pages 93 and 96 of the amended registration statement.

18.	We note various references throughout MD&A to non-GAAP product revenue, non-GAAP service revenue, and product and services gross margins on a non-GAAP basis without reconciliations to the most directly comparable GAAP measure. Please revise accordingly. Refer to Item 10(e)(1)(i)(B) of Regulation S-K.

Response: In response to the staff’s comment, the Company has revised the disclosure on pages 95 and 96 of the amended registration statement.

Results of Operations

Third Quarter and First Nine Months of Fiscal 2016 Compared to Third Quarter and First Nine Months of Fiscal 2015

Revenue, page 103

19.	You attribute the decrease in non-GAAP product revenue to a decrease in the positive effects from the Window XP refresh and the decline in non-GAAP services revenue to a decrease in revenue from your Dell Services business unit. Please tell us whether these same factors impacted the change in your GAAP revenues, and revise your disclosures to indicate as such or include a discussion of the significant items that impacted your GAAP product and service revenues.

Response: In response to the staff’s comment, the Company advises the staff that for the periods discussed in the Company’s prior disclosure, the decrease in the positive effects from the Windows XP refresh did contribute to the decrease in the Company’s GAAP product revenue and the decrease in revenue from the Dell Services business unit did contribute to the decline in the Company’s GAAP services revenue. The Company has revised the disclosure on pages 101 and 108 of the amended registration statement accordingly, but notes that the year-over-year comparisons in the amended registration statement have been updated in connection with the addition to the amended registration statement of the Company’s financial results for Fiscal 2016. For Fiscal 2016, services revenue increased on a GAAP basis compared to Fiscal 2015, as reflected by, and for the reasons set forth in, the revised disclosure.

Consolidated Operations

Fiscal 2015 Compared to Pro Forma Fiscal 2014 and Pro Forma Fiscal 2014 Compared to Fiscal 2013

Overview, page 114

20.	Please revise the second paragraph of this section to clarify that during Fiscal 2015, operating loss on a GAAP basis decreased 85% when compared to pro forma Fiscal 2014.

Response: In response to the staff’s comment, the Company advises the staff that the referenced disclosure has been replaced in its entirety in the amended registration statement in connection with the addition to the amended registration statement of the Company’s financial results for Fiscal 2016.

Securities and Exchange Commission

March 11, 2016

Proposal 1: Approval of the Merger Agreement

Background of the Merger, page 167

21.	We note your disclosure that EMC considered a take-private transaction, among other alternatives considered. Please discuss why the take-private transaction was rejected in favor of the merger with Denali.

Response: In response to the staff’s comment, the Company has revised the disclosure on page 162 of the amended registration statement.

22.	Please expand your disclosure to discuss any disadvantages of tracking stock Morgan Stanley identified. For example, you discuss only the advantages of tracking stock in the August 19, 2015 meeting.

Response: In response to the staff’s comment, the Company has revised the disclosure on page 166 of the amended registration statement.

23.	You state that on September 2, 2015, “[t]he EMC board of directors engaged in a lengthy discussion of the matters presented by management and Morgan Stanley, as well as the September 1 Letter.” Please include a summary of the material issues discussed.

Response: In response to the staff’s comment, the Company has revised the disclosure on page 167 of the amended registration statement.

24.	Please expand your discussion of the September 25, 2015 meeting to identify the key tracking stock and financing issues discussed between Denali and EMC.

Response: In response to the staff’s comment, the Company has revised the disclosure on page 170 of the amended registration statement.

EMC’s Reasons for the Merger; Recommendation of the EMC Board of Directors, page 187

25.	We note your response to prior comment 27 and reissue the comment, in part. Please discuss how the board determined that it is appropriate to calculate an implied value of the merger consideration and the “premium” based on the market price of VMware Class A common stock. It is unclear why the implied merger consideration is characterized as representing a premium when you disclose elsewhere that the value of the Class V Common Stock is uncertain. Where you refer to this premium, state clearly that there may not be a direct correlation between the market price of VMware Class A common stock and the value of Class V Common Stock.

Response: In response to the staff’s comment, the Company has revised the disclosure on page 177 of the amended registration statement.

26.	We note your response to prior comment 28 and reissue the comment, in part. Discuss what consideration the board gave to the fact that Morgan Stanley and Evercore performed their analyses based on an implied merger consideration assuming a direct correlation between the Class V Common Stock and the VMware Class A common stock that you warn may not exist.

Securities and Exchange Commission

March 11, 2016

Response: In response to the staff’s comment, the Company has revised the disclosure on page 177 of the amended registration statement.

27.	We refer to the third bullet point on page 188. Please clarify how the relationship of the potential trading price of Class V Common Stock to the trading price of VMware Class A common stock is a consideration in favor of the merger agreement.

Response: In response to the staff’s comment, the Company has revised the disclosure on page 178 of the amended registration statement.

28.	We refer to the last bullet point on page 188. Please explain further how the board concluded that the precedent tracking stocks and the fact that the Class V Common Stock would initially be tracking an economic interest in a publicly-traded company were considerations in favor of the merger agreement. In this regard, we note that Evercore observed that tracking stocks often trade at a discount and there have been relatively few current and historical tracking stocks of any kind. Evercore further noted that it was not able to identify any current or historical example of a publicly-traded tracking stock that tracks a business or company that itself has publicly-traded stock.

Response: In response to the staff’s comment, the Company has revised the disclosure on page 178 of the amended registration statement.

29.	Please explain how the EMC board of directors estimated the potential synergies to be realized by VMware to be approximately $1.1 billion to $1.3 billion.

Response: In response to the staff’s comment, the Company has revised the disclosure on page 178 of the amended registration statement.

30.	We note the revised disclosure in response to prior comment 31 and reissue the comment. Please discuss how the merger consideration compared to the “potential shareholder value” attributed to the strategic alternatives listed in the second bullet point on page 189.

Response: In response to the staff’s comment, the Company has revised the disclosure on page 178 of the amended registration statement.

31.	Refer to prior comment 32. Your discussion of conflicts of interest focuses solely on how the Denali Tracking Stock Policy and the Capital Stock Committee may mitigate potential conflicts of interest. Please clarify whether the EMC board considered such conflicts as a negative factor.

Response: In response to the staff’s comment, the Company has revised the disclosure on page 181 of the amended registration statement.

32.	Please refer to prior comment 28. Your revised disclosure on page 193 states that the EMC board has not considered changing its recommendation in respect of the merger agreement. Please disclose whether the board considered the decline in stock price and the reasons why it determined not to seek an updated opinion given your statement that the implied value of the per share merger consideration decreased from $33.15 per share to $29.01 per share.

Securities and Exchange Commission

March 11, 2016

Response: In response to the staff’s comment, the Company has revised the disclosure on pages 182 and 183 of the amended registration statement.

Opinions of EMC’s Financial Advisors

Opinion of Morgan Stanley

Summary of Financial Analyses, page 195

33.	Please revise to disclose the Street Forecast and the Adjusted July Case (both with and without the M&A spend), as well as the VMware Street Forecast and VMware Adjusted July Case projections. In this regard, we note that Morgan Stanley relied on these projections when preparing the analyses used in rendering its fairness opinion.

Response: In response to the staff’s comment, the Company has revised the disclosure on pages 205, 207 and 208 of the amended registration statement.

Opinion of Evercore

Summary of Financial Analyses, page 207

34.	Please revise to disclose the 2.x Plan, as Evercore relied on this projection when preparing the Trading Multiples Analysis and the Discounted Cash Flow Analysis, among other analyses used in rendering its fairness opinion.

Response: In response to the staff’s comment, the Company has revised the disclosure on pages 208 and 209 of the amended registration statement.

Material U.S. Federal Income Tax Consequences of the Merger to U.S. Holders

U.S. Federal Income Tax Treatment of the Merger Generally, page 240

35.	You state that the merger “should” qualify as an exchange described under Section 351 of the IRC and the Class V Common Stock “should” be treated as common stock of Denali. However, in other instances you state that it is anticipated that the merger “will generally” be treated as an exchange by EMC shareholders. Please clarify. Further, please explain any differences in the degree of certainty in the tax treatment of the merger and the Class V Common Stock.

Response: In response to the staff’s comment, the Company has revised the statements that the merger “will generally” be treated as an exchange on pages 11, 28 and 232 of the amended registration statement with statements that the merger “should” generally be treated as an exchange, which is consistent with the tax disclosure in other sections of the amended registration statement. As discussed in the Company’s prior response letter, as a result of the absence of direct tax authority regarding the treatment of tracking stock, counsel for the Company and EMC are providing “should” level tax opinions rather than “will” level tax opinions with respect to both the tax treatment of the merger transaction and the treatment of the Class V Common Stock.

Securities and Exchange Commission

March 11, 2016

Denali Financial Statements

Notes to Unaudited Condensed Consolidated Financial Statements

Note 15. Subsequent Events, page F-98

36.	On page 246 you disclose that purported stockholders of EMC and VMware have filed 15 putative class-action lawsuits, four of which were filed after October 31, 2015. Tell us your consideration to include a discussion of these additional matters in your subsequent events disclosures. In addition, please revise the filing to disclose the date through which subsequent events have been evaluated, and state whether that date refers to when the financial statements were issued or when the financial statements were available for issuance pursuant to ASC 855-10-50-1.

Response: In response to the first part of the staff’s comment, the Company advises the staff that because the financial statements in the amended registration statement have been updated to include the financial statements for Fiscal 2016, the filing of the litigation matters referred to by the staff now falls within the period covered by such financial statements. The Company has evaluated whether any events occurring after Fiscal 2016 should be described under “Note 20–Subsequent Events” to the Audited Consolidated Financial Statements of Denali, and has concluded that no such disclosure is required.

In response to the second part of the staff’s comment, the Company has revised the disclosure on page F-66 of the amended registration statement to indicate that subsequent events have been evaluated through March 11, 2016, the date of the issuance of the financial statements.

EMC Corporation’s Revised Preliminary Proxy Statement on Schedule 14A

37.	Please revise EMC Corporation’s Revised Preliminary Proxy Statement in accordance with the above comments, as applicable.

Response: The Company advises the staff that concurrently with the filing of the amended registration statement, EMC will be filing a revised Preliminary Proxy Statement on Schedule 14A, which has been revised in accordance with the above comments and the responses thereto.

If the staff has any questions or requires additional information concerning amendment no. 2 to the registration statement or related matters, please contact the undersigned at (650) 251-5060 or, in my absence, Christopher May of our firm at (713) 821-5666.

Sincerely,

/s/ Richard Capelouto

Richard Capelouto, Esq.
Simpson Thacher & Bartlett LLP

cc:	Richard J. Rothberg
Senior Vice President, General Counsel and Secretary
Dell Inc.

Janet B. Wright
Vice President — Corporate, Securities & Finance Counsel
Dell Inc.

Securities and Exchange Commission

March 11, 2016

Christopher R. May, Esq.

Simpson Thacher & Bartlett LLP

Richard J. Parrino, Esq.

Kevin K. Greenslade, Esq.

Hogan Lovells US LLP

Paul T. Dacier, Esq.

Executive Vice President, General Counsel and Assistant Secretary

EMC Corporation

Margaret A. Brown, Esq.

Laura P. Knoll, Esq.

Skadden, Arps, Slate, Meagher & Flom LLP